

August 9, 2007

Mail Stop 7010

*By U.S. Mail and facsimile to (561) 793-7966*

Patrick J. Dyson
Chairman of the Board, Director,
Chief Financial Officer and Principal Executive Officer
Spear & Jackson, Inc.
12012 Southshore Boulevard, Suite 103
Wellington, Florida 33414

> **Re:    Spear & Jackson, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Transaction Statement on Schedule 13E-3**
> **Filed July 10, 2007**
> **File Nos. 000-32013 and 005-78123**

Dear Mr. Dyson:

We have limited our review of your filings to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Transaction Statement on Schedule 13E-3

1. Please tell us what consideration you have given to whether the persons identified in Item 3(c) should be named as filing persons to your Schedule 13E-3 pursuant to

Patrick J. Dyson
Spear & Jackson, Inc.
August 9, 2007
Page 2

Exchange Act Rule 13e-3(d).  See Section II.D.3. of our Current Issues Outline
dated November 14, 2000, and General Instruction C to Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A
General
2. Advise us, with a view toward revised disclosure, whether United Pacific, Pantene
Global Holdings and Pantene Global Acquisition should be identified as
participants in the Schedule 14A.  See Instruction 3 to Item 4 of Schedule 14A.
To the extent such persons are participants, please revise the proxy statement to
include the disclosure required for such persons and identify them as persons
other than the registrant who are filing the Schedule 14A cover page

Letter to Shareholders

3. Please revise to clarify what standard, if any, was used to determine that Dr. Jones
is "independent." Similarly revise your summary term sheet.

Table of Contents, page v

4. Please revise the table of contents to cite "SPEAR & JACKSON, INC.
HISTORICAL FINANCIAL DATA," which is a specific subheading under Item
13(a) of your Schedule 13E-3.

Summary Term Sheet, page 1

5. Revise your disclosure under "Stockholder Vote" to specifically state that
approval of a majority of unaffiliated stockholders is not required.  See
Regulation M-A, Item 1014(c) and General Instruction E to Schedule 13E-3.  In
addition, please clearly state that Parent has sufficient shares to approve the
transaction.

6. We note your statement that your board of directors and its finance committee
have determined that "the terms of the merger and the Merger Agreement are fair
to, and in the best interests of, S&J stockholders, other than the Parent."  The
summary should address each filing person's position as to the substantive and
procedural fairness of this transaction to the *unaffiliated* stockholders of the
company, as well as the position of the board of directors and finance committee
with respect to these matters.  Please make corresponding revisions throughout
the proxy statement wherever you refer to the fairness determination of the board
and the Finance Committee.  For example, the "Special Factors" section must
disclose the opinion of each filing person as to the fairness of the proposed
transaction to *unaffiliated* stockholders.  See Regulation M-A, Item 1014(a).

7. Please provide the disclosure required by Item 1005(d) of Regulation M-A.  In

addition, please amend the Schedule 13E-3 to provide Item 1005(d) information with respect to filing persons other than the issuer.

8. Delete references to arm's length negotiations appearing in the last bullet point sentence on page 2 and wherever this phrase appears throughout the proxy statement, as these references are inappropriate in the context of a going private transaction.

9. Please revise to clarify the source of the acquisition financing that you refer to on page 3, necessary to complete the merger and pay related fees and expenses. Please clarify whether the financing is already complete, and how the transaction will be affected if this financing is not funded. See Item 1007(b) and, if applicable, Item 1007(d) of Regulation M-A.

10. Please expand the discussion of the covenant not to solicit an alternative acquisition proposal to clarify whether the exception for a superior proposal extends to proposed transactions other than a tender offer for the minority shareholders' interests and, if so, the standard for determining whether any such proposed alternative transaction constitutes a superior proposal.

11. Please expand the summary disclosure to address the special interests the filing persons and management have in the proposed transaction.

Proposal One
Approval of the Merger Agreement, page 8
Special Factors, page 8
Background of the Merger, page 8

12. Please revise to specify the "other good and valuable consideration" paid in the November 2004 transaction.

13. We note your statements that Jacuzzi adopted a plan of disposition on April 21, 2005, and that "[a]t the end of an eleven month process, Jacuzzi determined that the offer from UPI was superior to the other offers . . . ." Please revise to clarify that Jacuzzi instituted the process leading to the sale on April 21, 2005. Please also disclose the basis, if known, for rejecting the Rosewood proposal.

14. Revise to name the fairness advisor who issued an opinion in the UPI/Jacuzzi transaction. If material to this transaction, file the advisor's opinion as an exhibit to your Schedule 13E-3 and provide the disclosure required by Item 1015 of Regulation M-A.

15. Please revise to clarify who your "corporate monitor" was, as well as his role in

commencing a sale process.

16. We note your statement that Brian C. Beazer, the chairman of UPI, "indicated that S&J should expect to receive a merger proposal from a UPI nominated subsidiary" in January 2007. Please identify the date this indication was made and the form it took. Please also revise to discuss in greater detail why UPI determined at that time to seek to acquire the remaining outstanding shares. Please also identify the specific date the Finance Committee was established by the board of directors.

17. Given the proximity between the July 28, 2006, closing of UPI's acquisition of Jacuzzi's majority interest and the January 2007 indication by UPI that it would like to purchase the remaining shares, please tell us what consideration you have given to whether the initial purchase of a majority interest was the first step in a going private transaction. Refer to the Commission's Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 17719 (Apr. 13, 1981).

18. Please expand your discussion of the May 23, 2007, meeting of the Finance Committee to address the basis for the determination that the prior sale process was relevant to a determination that it was not in shareholders' interests to solicit outside bids. In particular, we note that the earlier process rejected an offer for all outstanding shares that was in excess of the price paid per share by UPI in acquiring Jacuzzi's shares as well as the proposed price for this transaction. We also note that the prior sales process involved the sale of Jacuzzi's majority stake, rather than seeking a purchaser for the minority interest. Please clarify whether you received any unsolicited bids for all of the shares of the company or for the shares held by the unaffiliated shareholders.

19. We note your statement that "[a]fter extensive discussion, the Finance Committee agreed to defer reaching any conclusion regarding a response to the UPI proposal . . . ." Please revise to clarify whether this decision was the product of "agreement" among Dr. Jones, Arnstein & Lehr, and Capitalink, or whether the decision was made by Dr. Jones alone in his role as the sole member of the Finance Committee. If the Finance Committee decisions were made solely by Dr. Jones, revise throughout your document to delete plural references to the Finance Committee's determinations. For example, the statement "the Finance Committee considered a number of factors that *they* believe supported *their* recommendation and determination" on page 11 should be revised in this regard.

20. Please disclose the material issues associated with the company pension plan and the "various regulatory issues inherent in the UPI proposal" that were discussed at the May 24 telephonic meeting of the board of directors.

21. Please disclose Dr. Jones' basis for suggesting that a $2.00 per share price "would

most likely be appropriate" in his June 6 conversation with Mr. Beazer.  Please also disclose Mr. Clarke's relationship to the parties and his role in the negotiations.

22. We note that the Finance Committee concluded that an offer of $1.96 "would be sufficient to recommend the proposal" at its June 11, 2007, meeting, and that this price was established at the June 13, 2007, meeting.  Please revise to clarify whether this price was established by Dr. Jones or by the committee's advisors and disclose whether any of the parties to this meeting disclosed this price to UPI, its affiliates, or its representatives.

23. Please expand your disclosure to provide a discussion of the "lengthy negotiations concerning the definitive Merger Agreement and related documents" that the parties engaged in between May 15, 2007, and June 13, 2007.

24. Please disclose the differences between the June 19 draft of the merger agreement that was presented by counsel for UPI and the draft of the merger agreement that was approved by the Finance Committee on June 14 and the board of directors on June 15.

Recommendation of the Board of Directors; Fairness of the Merger, page 11
Reasons for the Finance Committee's Determination . . ., page 11

25. We note repeated disclosure that various reasons considered by the Finance Committee "supported its determination that the merger is fair and should be adopted now."  This description makes it unclear whether the factors listed were reasons why the Finance Committee recommended the transaction.  Please revise to clarify the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time.  Refer to Item 1013(c) of Regulation M-A. In drafting your response, please note Instruction 1 to Item 1013, which states that "conclusory statements will not be considered sufficient disclosure in response to this section."

26. Please augment the discussion in the second bullet point under this heading to disclose the Finance Committee's knowledge of the business, paying particular attention to Dr. Jones' relevant knowledge.  In addition, please disclose the material facts regarding the business, industry, financial condition, results of operations, and prospects that influenced the Committee's determination.

27. Please expand the discussion in the third bullet point under this heading to address the extent to which it was determined that UPI's controlling interest would likely deter potential strategic and financial third party buyers.  Please address how this determination was made in the absence of soliciting alternative bids.

28. Under the first bullet point on page 12, please disclose the basis for the

determination that "it was unlikely that any party other than the Parent would propose and complete a transaction that was more favorable than the merger to S&J and its stockholders." Please also disclose whether the Committee evaluated the proposed transaction considering the interests of the unaffiliated stockholders.

29. Please explain the meaning of "virtually no institutional sponsorship" under the second bullet point on page 12.

30. Please disclose the basis for the statement that "$1.96 per share of our common stock was the highest price that the Parent would agree to pay" in the fourth bullet point on page 12. Please also revise to clarify how the Committee determined that because it engaged in negotiations that increased the offer price, the transaction "should be structured in its current form and that it should be adopted now."

31. We note that the second bullet point on page 13 contains disclosure that the Merger Agreement permits you to terminate the Merger Agreement in the event the board of directors withdraws its recommendation. Please explain in greater detail why this factor is significant in light of UPI's control of your board of directors.

32. Please revise the disclosure in the third bullet point on page 13 to clarify how the existence of Nevada's statutory appraisal remedy led the Committee to determine that the transaction "should be structured in its current form and that it should be adopted now."

33. Please disclose the basis for the determination reflected in the fourth bullet point on page 13 that it was unlikely your shares would trade at a higher trading price if you remain a public company.

34. We note that the advice provided to the Finance Committee "from its own independent legal counsel and financial advisors" is listed as a reason for its determination that the proposed Rule 13e-3 transaction was procedurally fair. Please reconcile this statement with the Committee's use of the same law firm and financial advisor as the board of directors.

Fairness of the Merger to Stockholders Other than Parent, page 15

35. The board of directors, acting on behalf of Spear and Jackson, must expressly produce the fairness determination required by Item 1014(a) of Regulation 14A. The board may not adopt the Finance Committee's "conclusion" in its fairness assessment. While the board may adopt the analysis conducted by the Finance Committee in support of the board's position as to the procedural and substantive fairness, the board still must independently produce its own fairness

determination. We recognize the board does separately address the fairness of the transaction. Accordingly, please revise this section to delete the reference to the Finance Committee's "conclusion" and clarify the exact purpose for which their analysis has been adopted.

36. To the extent the board intends to adopt the Finance Committee's analysis to fulfill the board's disclosure obligations under Item 1014(b) of Regulation M-A, the Finance Committee's analysis must address each of the factors identified in Instruction 2. While the Finance Committee addressed current stock prices and liquidation and net book values, the disclosure with respect to historical stock prices is substandard. Accordingly, please revise the board's fairness determination to expressly address the substantive fairness of the transaction in relation to historical stock prices and going concern value of Spear & Jackson. The board is also permitted to adopt the analysis produced by Capitalink to the extent these omitted factors were expressly addressed. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

## Fairness of the Merger to Stockholders Other than Parent, page 15

37. Revise to expressly address the basis upon which the board concluded that the transaction was procedurally fair to unaffiliated security holders. In identifying the factors in support of the board's position, please revise to expressly acknowledge the absence of the procedural safeguards identified in Item 1014(c)-(d) of Regulation M-A. See Q&A 21 in Exchange Act Release No. 17719 (April 13, 1981).

## Determination of the Fairness of the Merger by the Parent and Newco, page 15

38. Revise the fairness determination in the second paragraph of this section to expressly address the procedural and substantive fairness of the proposed transaction to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

39. Revise the discussion in support of the fairness determination to address all of the factors in Item 1014(b) of Regulation M-A. At present, only current stock prices have been discussed. The disclosure with respect to liquidation value is substandard, and the disclosure with respect to historical stock prices, net book value, and going concern value has been omitted.

40. Revise the disclosure with respect the procedural fairness determination to acknowledge the absence of the safeguard in Item 1014(c) of Regulation M-A.

41. Please disclose the weight the other filing persons gave to the determination of the Finance Committee, the factors considered by the Finance Committee that influenced the filing persons, and the extent to which the conclusions of the filing

persons with respect to these factors differed from those of the Finance
Committee.

42. Please address how any filing person relying on the Capitalink opinion was able
to reach the fairness determination as to unaffiliated shareholders given that the
fairness opinion addressed fairness with respect to the "Non-UPI Shareholders,"
rather than all unaffiliated shareholders.

43. Please provide the filing persons' basis for the statements made in the final bullet
point on page 16.

44. Please revise to provide the basis for the filing persons' determination that the
absence of a financing condition, as discussed in the second bullet point on page
17, contributed to the determination that the Rule 13e-3 transaction is in the best
interests of unaffiliated shareholders.

45. Please revise to clarify how the points listed supporting the filing persons'
determination with respect to procedural fairness relate to the procedures followed
in this transaction, rather than substantive issues.

Opinion of Financial Advisor to the Finance Committee, page 18

46. Please disclose whether the financial projections were made available to any of
the filing persons. Please revise your proxy statement to include any material
financial projections compiled by or provided to any Schedule 13E-3 filing
persons.

Discounted Cash Flow Analysis, page 20

47. Please revise to disclose how the range of long-term perpetual growth rates was
calculated.

Comparable Company Analysis, page 21

48. We note the statement that "Capitalink selected an appropriate multiple range for
us by examining the range indicated by the comparable companies and taking into
account certain company-specific factors." Please expand upon this statement to
disclose the company-specific factors considered and the extent to which their
inclusion in the analysis adjusted the range indicated by the comparable
companies alone.

Comparable Transaction Analysis, page 22

49. Please revise to disclose whether any of the comparable transactions were Rule 13e-3 transactions involving majority stockholders, and provide further information about how the comparable companies were chosen.

Effects of the Merger, page 26

50. Revise to indicate whether the affiliated filing parties will become the beneficiaries of Spear & Jackson's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

51. We noticed the Finance Committee analyzed that if Spear & Jackson were to remain a public company, significant expenses would be incurred. These expenses were noted to include director and officer insurance, public registration expenses (registration fees, printing, mailing annual reports and proxy), audit fees for compliance with the internal controls provision of Sarbanes Oxley, and legal fees associated with being public. Revise to indicate whether the affiliated filing persons will become the future beneficiaries of these cost savings. Quantify this benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Dissenter's Rights, page 30
Filing Written Objection, page 30

52. Please revise to disclose whether a stockholder's failure to vote against the Rule13e-3 transaction will constitute a waiver of appraisal rights. Refer to Instruction 1 to Item 3 of Schedule 14A.

Spear & Jackson, Inc. Historical Financial Data, page 33

53. Please update the disclosure under this heading to provide interim information as of March 31, 2007.

54. Please tell us, with a view toward revised disclosure, why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 49

55. Please revise to disclose the name of the individual exercising voting and investment control over the shares owned by your beneficial owners. Please also revise to disclose the beneficial ownership of your officers and directors, both individually and in the aggregate.

Where Stockholders Can Find More Information, page 49

56.  Please revise to reflect the current address of the Commission's Public Reference Room, 100 F Street N.E., Washington, DC 20549, and delete reference to the Commission's regional offices, as public reference rooms are no longer maintained at these locations.

57.  Please revise to clarify that amendments to the Schedule 13E-3 will be filed to incorporate by reference any Exchange Act documents filed after the date of the proxy statement and before the date of the stockholder meeting, as well as to reflect any other material changes to the information contained in the Schedule 13E-3.  Refer to General Instruction F to Schedule 13E-3.

58.  Please revise to incorporate by reference your Form 10-Q for the period ended December 31, 2006.


As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons for the Schedule 13E-3 acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.  Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Joel Mayersohn (*via facsimile* 954/713-7770)
        Arnstein & Lehr LLP
        200 East Las Olas Blvd., Suite 1700
        Fort Lauderdale, Florida 33301